UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Announces 2004 First-Quarter Financial Results

  9% Year-Over-Year Revenue Growth in 2004 First Fiscal Quarter
  Diluted EPS Reaches 24 Cents

Vancouver, BC, CANADA (February 3, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE), the world leader in digital prepress solutions for the graphic arts industry, today announced its financial results for the 2004 fiscal first quarter ended December 31, 2003, reported in U.S. dollars.

For the 2004 first quarter, revenue was $154.9 million, an increase of 9 percent from $142.8 million in the first quarter a year ago and an increase of 3 percent from $150.3 million in the prior quarter.

Creo recorded net earnings of $12.3 million or 24 cents per diluted share. This compares to net earnings of $1.5 million or 3 cents per diluted share in the first quarter a year ago and $2.4 million or 5 cents per diluted share in the prior quarter. Net earnings for the 2004 first quarter include a one-time gain from the sale of an investment in Printcafe Software, Inc. of 17 cents per diluted share.

"Creo has delivered our best earnings performance in 14 quarters, even before the one-time gain this quarter," said Amos Michelson, chief executive officer of Creo. "This is also the highest quarterly revenue in nine quarters. Compared to last year, revenues were particularly strong in our Asia-Pacific region and in the digital printing business with Xerox. Revenue in Europe, Middle East and Africa (EMEA) increased, largely on the strength of the euro, while revenue in the Americas was down in the first quarter as anticipated."

"We remain focused on growth and in particular on the execution of our digital media strategy," continued Mr. Michelson. "This quarter we introduced Creo's first digital plate and completed the acquisition of a plate manufacturing facility. In addition, we released the Veris™ inkjet proofer into production, giving us an important new source of both equipment and consumables growth. In fiscal 2004, we expect to increase consumables revenue from digital plates and proofing materials by over 50 percent from $47.3 million in fiscal 2003. In early January, Creo added digital presses to our product offering in the U.S. and Canada, under the reseller agreement signed with Xerox. This will allow us to increase our participation in one of the fastest growing markets in our industry."

Highlights for the quarter

  Cash and cash equivalents at quarter-end were $69.9 million similar to the same period in the prior year and up from $59.0 million in the prior quarter. Net proceeds of $22.1 million received from the sale of the equity interest in and loan receivable repayment from Printcafe in the 2004 first quarter were offset by cash outflows of approximately $18.1 million for the acquisition of a plate manufacturing

News release

facility from First Graphics (Pty) Limited, purchase of software intellectual property from HiT Internet Technologies SpA and the remaining payment relating to the ScenicSoft Inc. acquisition.
  Creo generated $8.1 million in cash flow from operations. Free cash flow, or cash from operations less capital expenditures, was $4.4 million.
  Gross margin was 43.8 percent this quarter compared to 44.2 percent in the first quarter a year ago and 44.1 percent in the prior quarter.
  Operating expenses were $63.3 million this quarter, including $1.6 million in restructuring and severance costs, or 2 cents per diluted share (after tax). This compares to operating expenses of $60.7 million in the first quarter a year ago and $63.0 million in the prior quarter.

Weighted shares outstanding (diluted) were 51,318,514 for the three months ended December 31, 2003.

Outlook

"We are investing in the growth areas of our business," said Mark Dance, chief financial officer and chief operating officer of Creo. "We intend to increase revenue by more than 10 percent this fiscal year while controlling expenses and maximizing operating leverage. To deliver on this commitment, we have allocated resources for new product introductions at the Drupa trade show in Düsseldorf, Germany in May and increased sales capacity for the new digital press business. At the same time we have continued to scale down lower priority activities and consolidated operations where possible. As a result of cost reduction and prioritization activities, we expect restructuring and severance charges of approximately 3 cents per diluted share (after tax) in our fiscal second quarter, in addition to the 2 cents per diluted share (after tax) recorded in the first quarter."

Mr. Dance continued, "We expect improved product and consumables sales in our regions to offset the seasonal reduction in our OEM business in the next quarter. Through the balance of the year we expect sequential quarterly revenue growth. We are confident in our strategy, and believe the investments we are making will allow us to meet our growth targets."

Creo offers the following outlook for the fiscal second quarter ending March 31, 2004:

  Revenue between $155 million and $160 million; and
  Net earnings per diluted share between 2 and 6 cents per share, after approximately 4 cents per diluted share (after tax) of severance, restructuring costs and intangible asset amortization.

The guidance is based on foreign exchange rates on January 14, 2004.

Beginning in the 2004 fiscal second quarter, Creo will adopt the policy of expensing stock options using the fair value method of accounting for stock-based compensation. Starting in fiscal 2004 this will apply prospectively for all stock options granted to Creo employees. While the new CICA accounting standards do not come into effect for Creo until the next fiscal year, the company has chosen to adopt this policy early.

News release

Conference Call

Creo will present the 2004 first-quarter financial results at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, February 3, 2004. The conference call may be accessed at http://www.creo.com/investors. An audio replay will be available two hours after the call until February 5, 2004 at midnight Eastern Time. For replay dial +1-800-642-1687, access code 4810527. A web replay will also be available at http://www.creo.com/investors.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

News release

Segmented Revenue by Economic Segment

 (in thousands of U.S. dollars)
	Three months ended
	December 31 2003	September 30 2003	December 31 2002

The Americas	$51,281	$54,380	$56,115
EMEA	60,026	57,188	49,586
Asia-Pacific	20,709	20,251	17,038
OEM and Other	22,914	18,446	20,037

	$154,930	$150,265	$142,776

News release

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)
	December 31 2003 (unaudited)	September 30 2003 (audited)	December 31 2002 (unaudited)

Assets
Current assets
Cash and cash equivalents	$69,893	$59,021	$69,943
Accounts receivable	132,380	126,506	131,389
Other receivables	27,766	23,634	48,587
Inventories	102,986	96,445	93,600
Income taxes receivable	5,260	6,078	7,421
Future income taxes	19,801	20,203	13,945

	358,086	331,887	364,885
Investments	-	12,912	11,063
Capital assets, net	120,089	112,441	110,585
Intangible assets, net	12,434	11,253	13,375
Goodwill	8,047	2,180	2,180
Other assets	21,616	17,405	2,374
Future income taxes	15,517	13,314	20,730

	$535,789	$501,392	$525,192

Liabilities
Current liabilities
Short-term debt	$-	$-	$16,688
Accounts payable	60,511	48,429	60,649
Accrued and other liabilities	67,851	67,013	68,546
Future income taxes	1,083	1,937	3,413
Deferred revenue and credits	62,566	57,520	62,982

	192,011	174,899	212,278
Long-term liabilities	16,402	16,950	15,082
Future income taxes	6,404	5,556	5,863

	214,817	197,405	233,223
Shareholders' Equity

Share capital	698,398	696,837	696,193
Contributed surplus	2,059	6,059	5,868
Cumulative translation adjustment	21,413	14,315	7,128
Deficit	(400,898)	(413,224)	(417,220)

Total shareholders' equity	320,972	303,987	291,969

	$535,789	$501,392	$525,192

News release

Creo Inc.

Consolidated Statements of Operations and Deficit

(in thousands of U.S. dollars, except per share amounts)
	Three months ended
	December 31 2003 (unaudited)	September 30 2003 (unaudited)	December 31 2002 (unaudited)

Revenue
Product	$97,439	$94,326	$90,843
Service	44,056	44,114	39,741
Consumables	13,435	11,825	12,192

	154,930	150,265	142,776
Cost of sales	87,100	84,054	79,722

Gross profit	67,830	66,211	63,054

Research and development, net	20,145	20,665	18,707
Sales and marketing	27,686	28,055	25,440
General and administration	15,620	14,098	17,352
Other income	(815)	(1,270)	(1,546)
Restructuring	-	425	-
Business integration costs	-	271	213
Intangible asset amortization	709	709	537

	63,345	62,953	60,703

Earnings before undernoted items and income taxes	4,485	3,258	2,351

Gain on sale of investment	(8,723)	-	-
Income tax expense	882	866	463
Equity loss	-	-	375

Net earnings	$12,326	$2,392	$1,513

Earnings per common share
Basic	$0.25	$0.05	$0.03

Diluted	$0.24	$0.05	$0.03

Deficit, beginning of period	$(413,224)	$(415,616)	$(418,733)
Net earnings	12,326	2,392	1,513

Deficit, end of period	$(400,898)	$(413,224)	$(417,220)

News release

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)
	Three months ended
	December 31 2003 (unaudited)	December 31 2002 (unaudited)

Cash provided by operations:
Net earnings	$12,326	$1,513
Items not affecting cash:
Amortization	5,308	5,933
Gain on sale of investment	(8,723)	-
Equity loss	-	375
Future income taxes	(1,781)	(628)
Other	472	(1,716)

	7,602	5,477

Changes in operating assets and liabilities:
Accounts receivable	(127)	(9,805)
Other receivables	(2,961)	1,414
Inventories	(1,898)	(584)
Accounts payable	7,953	5,549
Accrued and other liabilities	(3,386)	(66)
Income taxes	(2,091)	(2,598)
Deferred revenue and credits	3,000	7,802

	490	1,712

	8,092	7,189

Cash provided by (used in) investing:
Purchase of intangible assets	(1,890)	-
Repayment of promissory note	(4,000)	-
Acquisition, net of cash acquired	(12,243)	(4,700)
Purchase of capital assets	(3,723)	(4,748)
Proceeds from sale of capital assets	76	299
Proceeds from sale of investment	22,074	-
Other	(66)	(410)

	228	(9,559)

Cash provided by financing:
Proceeds from shares issued	1,561	-
Increase in long term liabilities	47	904

	1,608	904

Foreign exchange gain on cash and cash equivalents held in foreign currency	944	738

Increase (decrease) in cash and cash equivalents	10,872	(728)
Cash and cash equivalents, beginning of period	59,021	70,671

Cash and cash equivalents, end of period	$69,893	$69,943

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 4, 2004